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## ANNUAL AUDITED REPORT
## FORM X-17A-5
FEB 28 2011
## PART III

Washington, DC
110

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| SEC FILE NUMBER |
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| 8- 67264 |

FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____

MM/DD/YY                                                                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Swiftsure Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

1201 Third Avenue, Suite 1601

(No. and Street)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

| Seattle | WA | 98101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gordon A. Gardiner                                                                  (206) 903-1002

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, Gordon A. Gardiner _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Swiftsure Securities LLC

_____ , as

of _____ December 31 , 2010 _____ , are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____

Signature

_____

Chief Financial Officer

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a)  Facing Page.
- ☒ (b)  Statement of Financial Condition.
- ☒ (c)  Statement of Income (Loss).
- ☒ (d)  Statement of Changes in Financial Condition.
- ☒ (e)  Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g)  Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)  Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# SWIFTSURE SECURITIES LLC

## TABLE OF CONTENTS



**SPICER JEFFRIES LLP**

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Member of
Swiftsure Securities LLC

We have audited the accompanying statement of financial condition of Swiftsure Securities LLC as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Swiftsure Securities LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

*Spicer Jeffries LLP*

Greenwood Village, Colorado
January 27, 2011



## STATEMENT OF FINANCIAL CONDITION
## <u>DECEMBER 31, 2010</u>

### <u>ASSETS</u>

| | | |
|---|---|---|
| Cash | $ | 56,523 |
| Investments, at fair value | | 116,070 |
| Other assets | | 5,733 |
| **Total assets** | $ | **178,326** |

### <u>LIABILITIES AND MEMBER'S EQUITY</u>

**LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 41,402 |
| **CONTINGENCIES** (Note 5) | | |
| **MEMBER'S EQUITY** (Note 3) | | 136,924 |
| **Total liabilities and member's equity** | $ | **178,326** |

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Business

Swiftsure Securities LLC (the "Company") is a Washington limited liability company formed on February 6, 2006 doing business in Washington as a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides investment banking services, primarily private placements and merger and acquisition services.

### Rule 15c3-3

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

### Revenue Recognition and Securities Transactions

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking fees are recorded on the completion date of the private securities offering.

### Valuation of Investments

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

*Valuation of Investments* (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These nonpublic securities are included in Level 3 of the fair value hierarchy.

## NOTES TO FINANCIAL STATEMENTS

**NOTE 1 -** **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(concluded)

### Income Taxes

The Company is a limited liability company and, accordingly, all income or loss accrues to the individual member individually.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

### Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these instruments. The Company values its investments as described above.

### Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

### Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 2 -   RELATED PARTIES

The Company has an expense sharing agreement with its parent whereby, it pays its parent for rent, office supplies, postage, telephone, internet and management fees. For the year ended December 31, 2010, the Company paid $440,101 for these services.

### NOTE 3 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2010, the Company had net capital and net capital requirements of $15,121 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.74 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### NOTE 4 -   FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

|  | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balances at December 31, 2010 |
|---|---|---|---|---|
| Assets: |  |  |  |  |
| Investments, at fair value | $ - | $ - | $ 116,070 | $ 116,070 |

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

*NOTE 4 -*    *FAIR VALUE MEASUREMENTS (concluded)*

Changes in Level 3 assets measured at fair value for the year ended December 31, 2010 are as follows:

| | Balance as of December 31, 2009 | Purchases and Sales, net | Realized and Unrealized Gains and (Losses) | Net Transfers In (Out) | Balance as of December 31, 2010 | Change in Unrealized Gain (Loss) on Securities Still Held |
|---|---|---|---|---|---|---|
| **Assets:** | | | | | | |
| Investments, at fair value | $ 62,000 | $ 66,402 | $ (12,332) | $ - | $ 116,070 | $ (12,332) |

*NOTE 5 -*    *CONTINGENCIES AND OFF-BALANCE SHEET RISK*

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company holds investments for its own account and may incur losses if the fair value of its investments decreases subsequent to December 31, 2010.

*NOTE 6 -*    *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**SWIFTSURE SECURITIES LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2010**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.